As confidentially submitted to the Securities and Exchange Commission on October 22, 2012
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Babylon Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Babylon Ltd.
10 Hataasiya Street
Or Yehuda, 60212 Israel
+972 (3) 538-2111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. 45 Rothschild Blvd. Tel Aviv, 65784 Israel Tel: (972)(3) 710-9191 Fax: (972)(3) 560-6555	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel: (650) 752-2004 Fax: (650) 752-3604	Aaron M. Lampert, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv, 67891 Israel Tel: (972)(3) 608-9999 Fax: (972)(3) 608-9855

Approximate date of commencement of proposed sale to the public:  As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value NIS 0.01	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares granted pursuant to the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment is filed solely to file the amended exhibits indicated in Item 8 of Part II. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7, or 9 of Part II of the Registration Statement.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.
(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this day of            , 2012.

BABYLON LTD.
By: Name: Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Alon Carmeli and Shanit Pe’er Tsfoni, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
Alon Carmeli	Chief Executive Officer and Director (Principal Executive Officer)	, 2012
Shanit Pe’er Tsfoni	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2012
Noam Lanir	Chairman of the Board	, 2012
Gil Rozen	Director	, 2012
Anthony James Askew	Director	, 2012
Rami Entin	Director	, 2012
Dr. Efrat Tolkowsky	Director	, 2012

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant’s duly authorized representative in the United States has signed this registration statement on Form F-1 in Newark, Delaware, on            , 2012.

By: Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of the Registrant**∞
3.2	Articles of Association of the Registrant**∞
3.3	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering*
4.1	Specimen share certificate*
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	Google Search and Advertising Services Agreement, by and between Google Ireland Limited and the Registrant, dated January 1, 2011†
10.2	Google Search and Advertising Services Agreement Order Form, by and between Google Ireland Limited and the Registrant, dated January 1, 2011†
10.3	Agreement Under the Amended and Restated Google Services Agreement and Order Form, by and between Google Ireland Limited and the Registrant, dated January 1, 2011†
10.4	Form of Indemnification Agreement*
10.5	Babylon Ltd. 2003 Stock Option Plan**
10.6	Babylon Ltd. 2012 Share Equity Incentive Award Plan**
21.1	List of subsidiaries of the Registrant**
23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited*
23.2	Consent of Gornitzky & Co. (included in Exhibit 5.1)*
23.3	Consent of eMarketer Inc.**
24.1	Power of Attorney (included in signature page to Registration Statement)*
99.1	Original Draft Registration Statement, dated September 7, 2012**

*	To be filed by amendment.
**	Previously filed.
∞	English translation of original Hebrew document.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.